FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

News Release dated 05/13/04

News Release dated 05/21/04

News Release dated 05/26/04

News Release dated 05/28/04

News Release dated 05/28/04

News Release dated 05/31/04

Audited Financial Statements:

-

Auditor’s Report dated 04/06/04

-

Consolidated Balance Sheets at 12/31/03 and 12/31/02

-

Consolidated Statements of Operations and Deficit,

for the years ended 12/31/03, 12/31/02, and 12/31/01

and the cumulative amounts since incorporation

-

Consolidated Statements of Cash Flows

for the years ended 12/31/03, 12/31/02, and 12/31/01

and the cumulative amounts since incorporation

-

Notes to the Consolidated Financial Statements

Annual Report to the Shareholders for Fiscal 2003

Notice, Information Circular, Proxy and Supplemental Mail List Card for the AGM to be held on 06/04/04

Quarterly Report for the three months ended 03/31/04, dated: 05/14/04

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  June 8, 2004